[LETTERHEAD OF BERMAN RENNERT VOGEL & MANDLER, P.A.]
April 3, 2007
Via EDGAR and FEDEX
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington, D.C. 20549
Attn: John L. Krug, Senior Counsel

Re:	Advanced Viral Research Corp. Registration Statement on Form S-1 Filed February 12, 2007 File No. 333-140634
Dear Mr. Krug:
     We are in receipt of your comment letter dated February 28, 2007. This letter sets forth the response of the Company to the comment letter, and the changes to be included in the Company’s Amendment No. 1 to the Registration Statement on Form S-1. Your comments are reproduced below.
     In addition, enclosed with this letter is a marked version of the Company’s Amendment No. 1 to the Registration Statement on Form S-1, showing the changes from the initial Registration Statement on Form S-1 filed on February 12, 2007.
SELLING STOCKHOLDERS
Cornell Capital Partners, L.P., page 12
Comment 1: Each of our comments under this subheading requests that you revise your filing to provide additional disclosure about the selling security holders or the transaction or transactions in which they purchased the registrant’s securities. We will consider your supplemental explanation if you believe a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
Comment 2: Please revise the filing to include the closing date for the purchase of the $500,000 principal amount of debentures.

Response:	In light of this comment, the Company has revised the filing throughout to include the closing date for the purchase of the $500,000 principal amount of debentures, which was February 16, 2007.

United States Securities and Exchange Commission
April 3, 2007

Comment 3: If there are provisions in the convertible debenture that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure. In this instance, since the price may be equal to 95% of the lowest volume weighted average price, in view of the market for your stock and the number of shares covered by the registration statement, it appears that calculations based upon a decline in the weighted average stock price should also be considered.

Response:	In light of this comment, the Company has revised the filing to include tabular disclosure depicting the effect of a decline in the conversion price on the number of shares issuable upon conversion of the Debentures on page 13 under “Selling Stockholders — Cornell Capital Partners, L.P.”:
Comment 4: Please refer to the tabular presentation at the bottom of page 14 and tell us why you have not included the commitment, structuring and due diligence fees in the calculation of possible profit to Cornell. We may have additional comments.

Response:	In light of this comment, the Company has revised the specified table on page 14 to include the commitment, structuring and due diligence fees in the calculation of possible profit to Cornell. The omission from the initial registration statement on Form S-1 was an oversight.
Prior transactions between the issuer and the selling shareholders
Comment 5: Please provide tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling

United States Securities and Exchange Commission
April 3, 2007

shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:	In light of this comment, the Company has tabular disclosure with the requested information on page 15 under “Selling Stockholders — Cornell Capital Partners, L.P.”:
Comparison of registered shares to outstanding shares
Comment 6. Please provide tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.
     In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:	In light of this comment, the Company has tabular disclosure with the requested information on page 15 under “Selling Stockholders — Cornell Capital Partners, L.P.”:
The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders
Comment 7. Please provide the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

United States Securities and Exchange Commission
April 3, 2007

•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
–	the date on which each such selling shareholder entered into that short position; and

–	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:	In light of this comment, the Company has included the requested information on page 15 under “Selling Stockholders — Cornell Capital Partners, L.P.”:
Relationships between the issuer and selling shareholders
Comment 8. Please provide: (i) a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and (ii) copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.
     If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:	In light of this comment, we hereby confirm on behalf of the Company that it is the Company’s view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement or incorporated by reference.
The method by which the number of registered shares was determined
Comment 9. Please provide a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that

United States Securities and Exchange Commission
April 3, 2007

the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response:	In light of this comment, the Company has included the requested information on page 15 under “Selling Stockholders — Cornell Capital Partners, L.P.” as footnote (1) to the tabular disclosure included in response to Comment 6 above.
Financial Statements
Comment 10. Please update the financial statements as requested by Item 3-12(b) of Regulation S-X.

Response:	In light of this comment, the Company has updated the financial statements as required by Item 3-12(b) of Regulation S-X.
Comment 11. The registration statement should also be signed by the registrant’s principal financial officer and by its controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement should indicate each capacity in which the registration statement is signed. See instructions 1 and 2 to Signatures to Form S-1.

Response:	In light of this comment, the Company has included the requested signature on the registration statement.
     I have been authorized to acknowledge on behalf of the Company that it is aware that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions about anything in this letter or if you need any further information, please do not hesitate to contact me at 305-577-4162.

Very truly yours,
/s/ Claire P. Menard

cc:	Stephen M. Elliston Martin Bookman Charles J. Rennert